New Century Capital Partners, Inc.

Statement of Financial Condition
December 31, 2022

Assets

Cash	$ 320,263
Accounts receivable	25,000
Property and Equipment (net of accumulated depreciation, $87,468)	-
Total Assets	$ 345,263

Liabilities and Shareholder's Equity

Liabilities	
Accounts Payable	$ 30,370
Credit Card Payable	1,559
Accrued expense	40,500
Total Liabilities	72,429
Shareholder's Equity	
Common stock, authorized 1,000 shares, $50 par value, issued and outstanding 100 shares	5,000
Paid in capital	1,453,267
Retained earnings (deficit)	(1,185,433)
Total Shareholder's Equity	272,834
Total Liabilities and Shareholder's Equity	$ 345,263